UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

YETI Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38713	45-5297111
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

7601 Southwest Parkway

Austin, Texas 78735

(Address of principal executive offices, including zip code)

Bryan C. Barksdale

Senior Vice President, Chief Legal Officer and Secretary

(512) 394-9384

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In July 2010, the United States Congress enacted legislation codified in Section 13(p), and Rule 13p-1 (the “Rule”), under the Securities Exchange Act of 1934, as amended (the “Act”), that requires certain public companies to provide disclosure regarding their use of Conflict Minerals (as defined below) that originated in the Democratic Republic of the Congo and its adjoining countries (the “Covered Countries”) and that are necessary to the functionality or production of a product manufactured or contracted to be manufactured by them. “Conflict Minerals” are defined as columbite-tantalite (coltan), cassiterite, gold and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten.

Conflict Minerals Disclosure

As required by the Rule, YETI Holdings, Inc. (the “Company”) undertook an analysis of its products to determine whether it would be deemed under the Rule to manufacture or contract to manufacture any product in which any Conflict Mineral was necessary to the functionality or production of such product. As a result, the Company determined that during the reporting period January 1, 2025 to December 31, 2025 (the “Relevant Period”), the Company contracted with certain suppliers in its supply chain (the “Covered Suppliers”) to manufacture certain products (the “Covered Products”) that contain Conflict Minerals necessary to the functionality or production of such Covered Products. Accordingly, as required by the Act, the Company conducted a reasonable country of origin inquiry (“RCOI”) to determine whether there is reason to believe that the Conflict Minerals used in the Covered Products originated in the Covered Countries or are from recycled or scrap sources.

The Company’s RCOI process was performed in good faith and reasonably designed to determine whether the Conflict Minerals originated in a Covered Country or are from recycled or scrap sources. The RCOI process commenced with the preparation of a Conflict Minerals questionnaire based on the Responsible Minerals Initiative Conflict Minerals Reporting Template that was then distributed to all Covered Suppliers. Each of the Covered Suppliers completed the Conflict Minerals questionnaire and returned its completed questionnaire to the Company. The Company then reviewed the responses, and when the nature of a response warranted further analysis, the Company contacted the relevant Covered Supplier for further evidence, either oral or written, to clarify or validate the response. Based on the results of its RCOI, the Company determined it has no reason to believe that, during the Relevant Period, its Covered Products contain Conflict Minerals that may have originated in the Covered Countries.

Pursuant to Item 1.01(b) of Form SD, based on the results of its RCOI and due diligence, the Company is providing information pursuant to this Form SD and is not required to file a separate Conflict Minerals Report.

As required by the Rule, the Company is providing a copy of this Form SD on its website at https://investors.YETI.com/financials/sec-filings; however, the information on, or accessible through, the Company’s website is not incorporated by reference into this Form SD and does not constitute a part of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

YETI Holdings, Inc.

Date: May 20, 2026	By:	/s/ Bryan C. Barksdale
Bryan C. Barksdale
Senior Vice President, Chief Legal Officer and Secretary